BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 12, 2025

BNY Mellon Municipal Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon High Yield Municipal Bond Fund

To Whom It May Concern:

Effective December 31, 2025, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon High Yield Municipal Bond Fund (the "Fund"), a series of BNY Mellon Municipal Funds, Inc. (the "Company"), as follows:

Until December 31, 2026, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of Class A, Class C, Class I, Class Y and Class Z shares of the Fund (including Rule 12b-1 fees and shareholder services fees, but excluding taxes, brokerage commissions, interest expenses, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .95%, 1.68%, ..68%, .67% and .76% respectively. On or after December 31, 2026, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYIA, to increase the net amounts shown and may only be terminated prior to December 31, 2026, in the event of termination of the Management Agreement between BNYIA and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels________
                                                          James Windels

          Director

Accepted and Agreed To:

BNY MELLON MUNICIPAL FUNDS, INC.

On Behalf of BNY Mellon High Yield Municipal Bond Fund

By: /s/ Sarah S. Kelleher__________

Sarah S. Kelleher

Secretary